U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                FORM 10-SB/A-1


           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS

     Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                        SOUVALL-PAGE AND COMPANY, INC.
                        ------------------------------
        (Name of Small Business Issuer as specified in its charter)

            UTAH                   0-51464          87-0376691
           ------                  -------          ----------
(State or other jurisdiction of  SEC File No.    (I.R.S. Employer I.D. No.)
        incorporation)


                         9005 Cobble Canyon Lane
                            Sandy, Utah 84093
                        --------------------------
                  (Address of Principal Executive Office)

      Issuer's Telephone Number, including Area Code: (801) 942-0555

Securities registered pursuant to Section 12(b) of the Act: None
Name of each exchange on which registered:                  None
Securities registered pursuant to Section 12(g) of the Act:

                      no par value Class A common stock
                      ---------------------------------
                              Title of Class

                                  PART I

Item 1. Description of Business.

                           Business Development

                               Organization

Souvall-Page and Company, Inc. (our "Company," "we," "us," and "our") was organized pursuant to the laws of the State of Utah on April 28, 1981, under the name "Black Gold Resources, Inc.", with an authorized capital of $75,000 divided into 75,000,000 shares of common stock of a par value of $0.001 per share. Our Company was formed for the primary purpose of engaging in the business of manufacturing, selling and distributing wood burning stoves, and any business related thereto.

April 28, 1981, we issued 25,000,000 shares to the organizers for cash and assets.

We offered a minimum of 7,000,000 and a maximum of 25,000,000 shares at $0.01 per share in April of 1981, through an Intra-state offering made only to residents of Utah. We closed the offering January 15, 1982, selling 7,269,928 shares for gross proceeds of $72,700. The organizers returned 1,080,682 shares to treasury in accordance with the rules of the intra-state offering. The proceeds were used to manufacture, sell and distribute our wood burning stoves.

Effective February 2, 1988, we changed our name to Souvall-Page and Company, Inc. and we decreased our authorized capital of 75,000,000 shares of $0.001 par value common stock to 50,000,000 shares of Class A common stock without par value, ("Common Stock"). We also effected a 10 for 1 reverse of the outstanding shares.

We also on February 2, 1988 acquired Souvall-Page Marketing Group, Inc. for 12,475,700 shares.

On August 21, 1998, the Board of Directors authorized the issuance of 31,000,000 shares of restricted investment shares for payment for expert advise and other services rendered to our Company, as follows: Todd Ross, 1,000,000 shares; Corie Merrell, 10,000,000 shares; William Souvall, 5,000,000 shares and Leonard W. Burningham, 15,000,000 shares.

On August 27, 1998, we effected a reverse spilt of our outstanding shares of Common Stock on a basis of 1,000 for one share, while retaining our authorized capital and par value, with appropriate adjustments in our stated capital and capital surplus accounts. All computations in this Registration Statement take into account this and the previous reverse split.

On September 14, 1998, the Board of Directors authorized the issuance of 600,000 shares to Chiricahua Investments, LC for payment for expert advise and other services rendered or to be rendered.

Copies of our Articles of Incorporation, as amended, and our By-Laws, as amended, are attached to our Registration Statement and incorporated herein by reference. See Part III, Item 1.

                      General Business History

We were originally organized for the primary purpose of engaging in the manufacturing, selling and distributing of wood burning stoves, and any business related thereto.

January 18, 1988, we completed an Agreement and Plan of Reorganization with Souvall-Page Marketing, Inc., a Utah corporation, whereby Black Gold changed its name to Souvall-Page and Company, Inc. and we also changed direction of our company, we decided to pursue the creation of a national and international marketing network for the commercial-investment real estate community.

April 15, 1988, we offered 14,035,160 rights to purchase 1,403,516 shares of Common Stock to our present shareholders at $0.25 per share pursuant to a Regulation A offering that was filed with the Securities and Exchange Commission to fund our business of creating a national and international marketing network for the commercial-investment real estate community.

Our Company's plan of operation for the next 12 months is to:(i)consider guidelines of industries in which our Company may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

We are voluntarily filing this Registration Statement so that we can become a "reporting issuer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"); that will allow us to seek to have our securities publicly quoted on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD") or some other nationally recognized medium. We can not ensure that we will be successful in obtaining quotations on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. Our management believes that being a "reporting issuer" will facilitate this process for us. Presently, the NASD requires companies seeking quotations on the OTC Bulletin Board to be "reporting issuers," and management also believes that in the present corporate regulatory climate, being a "reporting issuer" will soon become a requirement for every nationally recognized medium on which securities of companies are publicly traded. The information required to be filed by us with the Securities and Exchange Commission as a "reporting issuer" may also provide us with some credibility when seeking future business opportunities.

                                 Business

Our Company's plan of operation for the next 12 months is to:(i) consider guidelines of industries in which we may have an interest; (ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected. When and if we will complete an acquisition is presently unknown, and will depend upon various factors, including but not limited to, funding and its availability; and if and when any potential acquisition may become available to us on terms acceptable to us.

Our Company is not currently engaged in any substantive business activity, and we have no plans to engage in any such activity in the foreseeable future. In our present form, we may be deemed to be a vehicle to acquire or merge with a business or company. Regardless, the commencement of any business opportunity will be preceded by the consideration and adoption of a business plan by our Board of Directors. We do not intend to restrict our search for business opportunities to any particular business or industry, and the areas in which we will seek out business opportunities or acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. We recognize that the number of suitable potential business ventures that may be available to us may be extremely limited, and may be restricted to entities who desire to avoid what such entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations and federal and state agencies that implement such laws, rules and regulations. Any of these types of transactions, regardless of the particular prospect, would require us to issue a substantial number of shares of our common stock, that could amount to as much as 95% of our outstanding securities following the completion of any such transaction; accordingly, investments in any such private enterprise, if available, would be much more favorable than any investment in our Company.

Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to, as applicable, an analysis of the quality of the particular entity's management personnel; the anticipated acceptability of any new products or marketing concepts that it may have; the merit of its technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

Management will attempt to meet personally with management and key personnel of the entity providing any potential business opportunity afforded to our Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited. See the heading "Business Experience," Part I, Item 5.

We are unable to predict the time as to when and if we may actually participate in any specific business endeavor. Our Company anticipates that proposed business ventures will be made available to us through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, we may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which our Company eventually participates. Such persons may include our directors, executive officers and beneficial owners our securities or their affiliates. In this event, such fees may become a factor in negotiations regarding any potential venture and, accordingly, may present a conflict of interest for such individuals. Management does not presently intend to acquire or merge with any business enterprise in which any member has a prior ownership interest.

Our Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

Although we currently has no plans to do so, depending on the nature and extent of services rendered, we may compensate members of management in the future for services that they may perform for our Company. Because we currently have extremely limited resources, and we are unlikely to have any significant resources until we have determined a business or enterprise to engage in or have completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of our Company's common stock to these persons; this would have the effect of further diluting the holdings of our other stockholders. There are presently no preliminary agreements or understandings between us and members of management respecting such compensation.

Substantial fees are often paid in connection with the completion of all types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $400,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of their common stock as a condition to, or in connection with, a proposed reorganization, merger or acquisition. It is not anticipated that any such opportunity will be afforded to other stockholders or that such other stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction. In the event that any such fees are paid, they may become a factor in negotiations regarding any potential acquisition or merger by our Company and, accordingly, may also present a conflict of interest for such individuals. We have no present arrangements or understandings respecting any of these types of fees or opportunities.

None of our directors, executive officers, founders or their affiliates or associates has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition, reorganization, merger or other business opportunity for our Company; nor are there any similar arrangements with us.

                               Risk Factors

In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, our Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

Extremely Limited Assets; No Source of Revenue.

Our Company has no assets and has had no profitable operations since
inception.   We will not receive additional revenues until we select an industry in which to commence business or complete an acquisition, reorganization or merger, at the earliest. We can provide no assurance that any selected or acquired business will produce any material revenues for our Company or our stockholders or that any such business will operate on a profitable basis.

Our Company May Be Deemed to Be a "Blank Check" Company Until We Adopt a Business Plan.

The limited business operations of our Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by our Company are winding down the business and to manage our current limited assets and to seek out and investigate the commencement or the acquisition of any viable business opportunity by purchase and exchange for securities of our Company or pursuant to a reorganization or merger through which securities of our Company will be issued or exchanged.

Our Company is not currently engaged in any substantive business activity, and we have not plans to engage in any such activity in the foreseeable future.

When and if we will complete an acquisition is presently unknown, and will depend upon various factors, including but not limited to, funding and its availability; and if and when any potential acquisition may become available to us on terms acceptable to us.

Discretionary Use of Proceeds; "Blank Check" Company.

Because our Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to selecting a business or industry for commencement of operations or completing an acquisition of assets, property or business, our Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds we may receive through the issuance of stock or debt to a suitable business enterprise, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. Our Company can provide no assurance that any use or allocation of such proceeds will allow us to achieve our business objectives. We will comply with Rule 419 of Regulation C of the Securities and Exchange Commission if we issue stock or debt in a public offering, by depositing proceeds promptly into an escrow account or trust account and that the funds would not be released until we provide the purchaser with information regarding the business combination and also receive in writing a confirmation regarding his or her decision to invest.

Our Company Will Seek Out Business Opportunities.

Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; our Company may also advertise our availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Absence of Substantive Disclosure Relating to Prospective Acquisitions.

Because our Company has not yet identified any industry or assets, property or business that we may engage in or acquire, potential investors in our Company will have virtually no substantive information upon which to base a decision whether to invest in our Company. Potential investors would have access to significantly more information if our Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. Our Company can provide no assurance that any investment in our Company will not ultimately prove to be less favorable than such a direct investment.

Unspecified Industry and Acquired Business; Unascertainable Risks.

To date, our Company has not identified any particular industry or business in which to concentrate our potential interests. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which our Company may acquire. To the extent that our Company may acquire a business in a high risk industry, our Company will become subject to those risks. Similarly, if our Company acquires a financially unstable business or a business that is in the early stages of development, our Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which we may become involved, there can be no assurance that we will correctly assess such risks.

Uncertain Structure of Acquisition.

Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to engage in or acquire
any specific business, assets, property or business.   Accordingly, it is
unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because our Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock.

Auditor's 'Going Concern' Opinion.

The Independent Auditor's Reports issued in connection with the audited financial statements of our Company for the calendar year ended December 31, 2004 and 2003, expresses "substantial doubt about its ability to continue as a going concern," due to our Company's status as a start up and our lack of profitable operations. See the Index to Financial Statements, Part F/S of this Registration Statement.

Losses Associated With Startup.

Our Company has not had a profitable operating history. We cannot guarantee that we will become profitable.

State Restrictions on "Blank Check" Companies.

A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. Our Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of our securities is limited to those states in which such offerings are allowed. However, while our Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of our Company's common stock within the borders of regulating states.

The shares of Mr. Merrell's are subject to a Registration Agreement and the following restrictions:

     (1) That Mr. Merrell's stock certificate and the shares of common stock of the Company represented thereby shall not be publicly sold unless and until: (i) there is a Registration Statement filed with the Commission covering his stock certificate and the shares of common stock represented thereby, which has become effective; or (ii) the Commission provides a "no action" letter which indicates that registration prior to resale of this stock certificate and the shares of common stock represented thereby is not required under Section 5 of the Securities Act as there is an available exemption for the resale of these securities by the undersigned; or (iii) there is a finding by a United States District Court having original jurisdiction or a state court having concurrent jurisdiction regarding the Securities Act, to the effect that his stock certificate and the shares of common stock represented thereby can be resold by the undersigned or successors without registration under the Securities Act.

     (2) Mr. Merrell agreed and advised the Company and Interwest Transfer that they are hereby authorized to place a restriction on his stock certificate referred herein below on its presentation, reflecting the terms and conditions of the Registration Agreement, and that the Company and Interwest Transfer shall make appropriate notations in the transfer records maintained for and on behalf of the Company to the effect that his stock certificate has "stop transfer" instructions until one of the foregoing conditions has been met.

     (3) Mr. Merrell promptly delivered to Interwest Transfer his stock certificate for the imprinting of an appropriate legend reflecting this Registration Agreement.

Mr. Merrell will also not be able to sell shares using Rule 144 exemptions.

By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies.

In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, our Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite our status as a "blank check" or "blind pool" company.

The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on our Company's ability to register, offer and sell and/or to develop a secondary market for shares of our Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if our Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

Management to Devote Insignificant Time to Activities of Our Company.

Members of our Company's management are not required to devote their full time to the affairs of our Company. Because of their time commitments, as well as the fact that our Company has no business operations, the members of management currently devote one hour a week to the activities of our Company, until such time as our Company has identified a suitable acquisition target.

No Market for Common Stock; No Market for Shares.

Although our Company intends to submit for quotation of our common stock on the OTC Bulletin Board of the NASD before any selection of a business opportunity or a merger or acquisition transaction, and to seek a broker-dealer to act as market-maker for our securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker-dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of our Company is likely to be very volatile, and numerous factors beyond the control of our Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of our Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See Part II, Item 4.

The shares of Mr. Merrell's are subject to a Registration Agreement which was attached as exhibit 99 to the original 10-SB Registration Statement filed with the Securities and Exchange Commission on July 29, 2005. Also Mr. Merrell will not be able to sell shares using Rule 144 exemptions.

Risks of "Penny Stock."

Our Company's common stock may be deemed to be "penny stock" as that term is defined in Rule 3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share;
(ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ- listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Exchange Act and Rule 15g-2 of the Securities and Exchange Commission require broker- dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in our Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Rule 15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in our Company's common stock to resell their shares to third parties or to otherwise dispose of them.

There Has Been No "Established Public Market" for Our Company's Common Stock Since Inception.

At such time as our Company identifies a business opportunity or completes a merger or acquisition transaction, if at all, we may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in our common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD. Management intends to submit our securities for quotations on a national medium as soon as is reasonably practicable.

        Principal Products or Services and Their Markets.

None; not applicable.

        Distribution Methods of the Products or Services.

None; not applicable.

     Status of any Publicly Announced New Product or Service.

None; not applicable.

                 Competitive Business Conditions.

Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by our Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of our Company or any other entity in the strata of these endeavors; however, our Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by our Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal Suppliers.

None; not applicable.

           Dependence on One or a Few Major Customers.

None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty Agreements or
                         Labor Contracts.

None; not applicable.

Need for any Governmental Approval of Principal Products or Services.

Because our Company currently produces no products or services, we are not presently subject to any governmental regulation in this regard. However, in the event that our Company engages in a merger or acquisition transaction with an entity that engages in such activities, we will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

     Effect of Existing or Probable Governmental Regulations on Business.

The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non- affiliates) of $25 million or more.

The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like our Company, and may make the use of these companies obsolete.

We are also subject to the Sarbanes-Oxley Act of 2002. This Act creates a strong and independent accounting oversight board to oversee the conduct of auditors of public companies and strengthens auditor independence. It also requires steps to enhance the direct responsibility of senior members of management for financial reporting and for the quality of financial disclosures made by public companies; establishes clear statutory rules to limit, and to expose to public view, possible conflicts of interest affecting securities analysts; creates guidelines for audit committee members' appointment, compensation and oversight of the work of public companies' auditors; prohibits certain insider trading during pension bund blackout periods; and establishes a federal crime of securities fraud, among other provisions.

Section 14(a) of the Exchange Act requires all companies with securities registered pursuant to Section 12(g) of the Exchange Act to comply with the rules and regulations of the Securities and Exchange Commission regarding proxy solicitations, as outlined in Regulation 14A. Matters submitted to stockholders of our Company at a special or annual meeting thereof or pursuant to a written consent will require our Company to provide our stockholders with the information outlined in Schedules 14A or 14C of Regulation 14; preliminary copies of this information must be submitted to the Securities and Exchange Commission at least 10 days prior to the date that definitive copies of this information are forwarded to our stockholders.

We are also required to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB with the Securities Exchange Commission on a regular basis, and will be required to timely disclose certain material events (e.g., changes in corporate control; acquisitions or dispositions of a significant amount of assets other than in the ordinary course of business; and bankruptcy) in a Current Report on Form 8-K12G3.

If we are acquired by a non-"reporting issuer" under the Exchange Act, we will be subject to the "back-door registration" requirements of the Securities and Exchange Commission that will require us to file a Current Report on Form 8-K12G3 that will include all information about such non-"reporting issuer" as would have been required to be filed by that entity had it filed a Form 10 or Form 10SB Registration Statement with the Securities and Exchange Commission. The Securities and Exchange Commission proposed on April 13, 2004, that any acquisition that will result in our Company no longer being a "blank check" or "blind pool" company will require us to include all information about the acquired company as would have been required to be filed by that entity had it filed a Form 10 or Form 10SB Registration Statement with the Securities and Exchange Commission.

                    Research and Development.

None; not applicable.

     Cost and Effects of Compliance with Environmental Laws.

None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by our Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to our Company for acquisition, reorganization or merger.

                       Number of Employees.

None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.

                         Forward-looking Statements

Statements made in this Registration Statement which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and business of our Company, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may", "would", "could", "should", "expects", "projects", "anticipates", "believes", "estimates", "plans", "intends", "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our Company's control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which our Company conducts business, changes in the interest rate environment, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our Company's operations, products, services and prices.

Accordingly, results actually achieved may differ materially from expected
results in these statements.   Forward-looking statements speak only as of the
date they are made.   Our Company does not undertake, and specifically
disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

                             Plan of Operation

Our Company's plan of operation for the next 12 months is to:(i)consider guidelines of industries in which our Company may have an interest;(ii) adopt a business plan regarding engaging in the business of any selected industry; and (iii) to commence such operations through funding and/or the acquisition of a "going concern" engaged in any industry selected.

During the next 12 months, our Company's only foreseeable cash requirements will relate to maintaining our Company in good standing or the payment of expenses associated with legal fees, accounting fees and reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to our Company. Because we have not determined any business or industry in which our operations will be commenced, and we have not identified any prospective venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. Any such loan will be on terms no less favorable to our Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, our Company has not actively begun to seek any such venture. No advance or loan from any affiliate will be required to be repaid as a condition to any agreement with future acquisition partners.

When and if an acquisition is made is presently unknown, and will depend upon various factors, including but not limited to, funding and its availability; and if and when any potential acquisition may become available to us at terms acceptable to us. The estimated costs associated with investigating a potential business venture would be mainly for due diligence and the legal process and could cost between $5,000 to $25,000, which management has agreed to loan the Company.

                           Results of Operations

Our Company has generated no profit since inception. Our Company generated a net loss of ($1,118) for the year ended December 31, 2004, and ($260) for the year ended December 31, 2003. Cumulative losses total ($80,084) since re-entering the development stage. Primarily all of these losses are the result of attorney's fees and accounting fees.

Our Company generated a net loss of ($460) for the six months ended June 30, 2005 and ($488) for six months ended June 30, 2004, with cumulative losses since re-entering the development stage of ($80,544).

                                 Liquidity

During fiscal 2004, advances were loaned by a principal stockholder in the amount of $488; and during fiscal 2003, advances by a principal stockholder totaled $260. This aggregate amount of $10,185 outstanding as of December 31, 2004, is unsecured, non-interest bearing and is due on demand.

Also, certain officers and directors of the Company, or entities controlled by them, paid expenses on behalf of the Company in the amount of $3,699 during 1998.

Item 3.  Description of Property.

Our Company has no assets, property or business; its principal executive office address and telephone number are the office address and telephone number of David C. Merrell, who is a shareholder, our President and a director, and are provided at no cost.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

              Security Ownership of Certain Beneficial Owners

The following table sets forth the share holdings of those persons who own more than five percent of our Company's common stock as of March 16, 2005, to wit:


                                              Number of Shares     Percentage
Name and Address                              Beneficially Owned    of Class
----------------                              ------------------    --------

Common Stock
------------
Chiricahua Investments*                              600,000          90.6%
9005 Cobble Canyon Lane
Sandy, Utah 84093
                                                  ----------         -------
TOTALS:                                              600,000          90.6%

* Chiricahua Investments is controlled by David C. Merrell, our Company's President.

                     Security Ownership of Management

The following table sets forth the share holdings of our Company's directors and executive officers as of March 16, 2005, to wit:

                                              No. of Shares       Percentage
Name and Address                           Beneficially Owned      of Class
----------------                           ------------------      --------

Common Stock
------------
Chiricahua Investments*                              600,000          90.6%
9005 Cobble Canyon Lane
Sandy, Utah 84093

Todd D. Ross                                           1,000          **
38 South 1650 West
Cedar City, Utah 84720
                                                  ----------         -------
TOTALS:                                              601,000          90.8%

* Chiricahua Investments is controlled by David C. Merrell, our Company's President.

** Less than 1%.

                            Changes in Control

There are no present arrangements or pledges of our Company's securities which may result in a change in control of our Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

            Identification of Directors and Executive Officers

The following table sets forth the names of all current directors and executive officers of our Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

David C. Merrell      President,      6/97           *
                      Director        6/97           *

Todd D. Ross          Secretary,      6/97           *
                      Treasurer,      6/97           *
                      Director        6/97           *

         * These persons presently serve in the capacities indicated.

                            Business Experience

David C. Merrell, Director and President. Mr. Merrell is 46 years of age, since 1989, he has been the owner of DCM Finance, a Salt Lake City based finance company which makes and brokers real estate loans. Mr. Merrell received his Bachelor of Science degree in Economics from the University of Utah in 1981.

Todd D. Ross. Mr. Ross is 39 years of age, and since 1995, he has been a partner in DCM Finance, a Salt Lake City Based finance company. He also reviews and submits venture capital proposals for funding. Since 1991, Mr. Ross has also been the Lighting Director for the Utah Shakespearean Festival.

                    Previous Blank Check Experience

Name of Company               Date of filing          File Number      Status

Xstream Beverage Network, Inc.  10/27/1999            033-30158-A      Current

David C. Merrell resigned from Xstream Beverage March 9, 2001.
Todd D. Ross resigned from Theme Factory November 30, 2000.

Victory Capital Holdings Corp.  1/12/2001             002-76219-NY     Current

David C. Merrell resigned from Victory Capital April 14, 2003.

Accesstel, Inc.                 1/03/2001             000-24459    Not Current

David C. Merrell resigned from Accesstel December 16, 2003.

Integrated Healthcare Holdings  12/16/1997            000-23511        Current

David C. Merrell resigned from Integrated Healthcare November 18, 2003. Todd D. Ross resigned from Integrated Healthcare November 18, 2003.

A.C.T. Holdings, Inc.           5/14/2001             333-60906        Current
                                5/28/2003             000-50295

David C. Merrell resigned from A.C.T. Holdings, Inc. January 31, 2005.

Commercial Property Corp.       9/14/2004             000-04494        Current

David C. Merrell is still President of Commercial Property Corp.

                           Significant Employees

Our Company has no employees who are not executive officers.

                           Family Relationships

None.

                 Involvement in Certain Legal Proceedings

During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of our
Company:

(1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

(2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.

The following table sets forth the aggregate compensation paid by our Company for services rendered during the periods indicated:

                        SUMMARY COMPENSATION TABLE
                                       Long Term Compensation
                 Annual Compensation     Awards          Payouts

(a)         (b)      (c)     (d)     (e)       (f)    (g)       (h)    (i)
                                                      Secur-
                                     Other            ities            All
Name and   Year or                   Annual   Rest-   Under-    LTIP   Other
Principal  Period   Salary  Bonus    Compen-  ricted  lying     Pay-   Comp-
Position   Ended     ($)    ($)      sat'n    Stock   Options   outs   ensat'n
------------------------------------------------------------------------------
David C.  12/31/04     0     0        0         0      0         0       0
Merrell   12/31/03     0     0        0         0      0         0       0
President,
director

Todd D.   12/31/04     0     0        0         0      0         0       0
Ross      12/31/03     0     0        0         0      0         0       0
Secretary,
Treasurer
Director

                       Stock Option and Similar Plans

No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to our Company's management during the calendar years ended December 31, 2004 or 2003. Further, no member of our Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

                         Compensation of Directors

There are no standard arrangements pursuant to which our Company's directors are compensated for any services provided as director. No additional amounts are payable to our Company's directors for committee participation or special assignments.

   Employment Contracts and Termination of Employment and Change-in-Control
                               Arrangements

There are no employment contracts, compensatory plans or arrangements, including payments to be received from our Company, with respect to any director or executive officer of our Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with our Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of our Company.

Item 7.  Certain Relationships and Related Transactions.

There were no material transactions, or series of similar transactions, during our Company's last two calendar years, or any currently proposed transactions, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to our Company to own of record or beneficially more than five percent of any class of our common stock, or any member of the immediate family of any of the foregoing persons, had an interest.

Item 8.  Description of Securities.

                               Common Stock

Our Company has authorized 50,000,000 shares of Class A Common Stock with no par value. There are currently 661,906 shares of Class A common voting stock issued and outstanding. The holders of our Company's Class A common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders.

Stockholders of our Company have no pre-emptive rights to acquire additional shares of Class A common stock or other securities. The Class A common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of our Company, the shares of Class A common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the Class A common stock now outstanding are fully paid and non-assessable.

For additional information regarding our Class A common stock, see our Articles of Incorporation, as amended, that are incorporated herein by reference, in Part III, Item 1.

                 No Outstanding Options, Warrants or Calls

There are no outstanding options, warrants or calls to purchase any of the authorized securities of our Company.

                 No Provisions Limiting Change of Control

There is no provision in our Company's Articles of Incorporation or Bylaws that would delay, defer, or prevent a change in control of our Company.

                                  PART II

Item 1. Market Price of and Dividends on our Company's Common Equity and Related Stockholder Matters.

                            Market Information

There has never been any "established trading market" for shares of common stock of our Company. Our Company intends to submit for listing on the OTC Bulletin Board of the NASD. No assurance can be given that any market for our Company's common stock will develop or be maintained. For any market that develops for our Company's common stock, the sale of "restricted securities" (common stock) pursuant to Rule 144 of the Securities and Exchange Commission by members of management or any other person to whom any such securities may be issued in the future may have a substantial adverse impact on any such public market. Present members of management have already satisfied the one year holding period of Rule 144 for public sales of their respective holdings in our Company in accordance with Rule 144. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

A minimum holding period of one year is required for resales under Rule 144, along with other pertinent provisions, including publicly available information concerning our Company (this requirement will be satisfied by the filing and effectiveness of this Registration Statement, the passage of ninety
(90) days and the continued timely filing by our Company of all reports required to be filed by us with the Securities and Exchange Commission); limitations on the volume of restricted securities which can be sold in any ninety (90) day period; the requirement of unsolicited broker's transactions; and the filing of a Notice of Sale on Form 144.

The shares of Mr. Merrell's are subject to a Registration Agreement which was attached as exhibit 99 to the original 10-SB Registration Statement filed with the Securities and Exchange Commission on July 29, 2005. Also Mr. Merrell will not be able to sell shares using Rule 144 exemptions.

                                  Holders

The number of record holders of our Company's securities as of the date of this Registration Statement is approximately 174.

                                 Dividends

Our Company has not declared any cash dividends with respect to our common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of our Company cannot be ascertained with any certainty, and if and until our Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, our Company's ability to pay dividends on our securities.

                      Resales of "Restricted Securities"

See Part II, Item 4.

Item 2.  Legal Proceedings.

Our Company is not a party to any pending legal proceeding and, to the knowledge of management; no federal, state or local governmental agency is presently contemplating any proceeding against our Company. No director, executive officer or affiliate of our Company or owner of record or beneficially of more than five percent of our Company's common stock is a party adverse to our Company or has a material interest adverse to our Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

There has been no change in our auditors in the last two years.

Item 4.  Recent Sales of Unregistered Securities.

                              Common Stock

                                       Date        Number of    Aggregate
     Name                            Acquired       Shares    Consideration
     ----                            --------       ------    -------------
Todd Ross                            8/21/98         1,000      Services
Corie Merrell                        8/21/98        10,000      Services
William Souvall                      8/21/98         5,000      Services
Leonard W. Burningham                8/21/98        15,000      Services
Chiricahua Investments, LC           9/14/98       600,000      Services

We issued all of these securities to persons who were either "accredited investors," or "sophisticated investors" who, by reason of education, business acumen, experience or other factors, were fully capable of evaluating the risks and merits of an investment in our Company; and each had prior access to all material information about us. We believe that the offer and sale of these securities were exempt from the registration requirements of the Securities Act, pursuant to Sections 4(2) and 4(6) thereof, and Rule 506 of Regulation D of the Securities and Exchange Commission and from various similar state exemptions.

The shares of Mr. Merrell's (Chiricahua Investments, LC) are subject to a Registration Agreement which was attached as exhibit 99 to the original 10-SB Registration Statement filed with the Securities and Exchange Commission on July 29, 2005. Also Mr. Merrell will not be able to sell shares using Rule 144 exemptions.

            Restrictions on Sales of Certain "Restricted Securities"

Generally, "restricted securities" can be resold under Rule 144 once they have been held for at least one year (subparagraph (d) thereof), provided that the issuer of the securities satisfies the "current public information" requirements (subparagraph (c)) of the Rule; no more than 1% of the outstanding securities of the issuer are sold in any three month period (subparagraph (e)); the seller does not arrange or solicit the solicitation of buyers for the securities in anticipation of or in connection with the sale transactions or does not make any payment to anyone in connection with the sales transactions except the broker dealer who executes the trade or trades in these securities (subparagraph (f)); the shares are sold in "broker's transactions" only (subparagraph (g)); the seller files a Notice on Form 144 with the Securities and Exchange Commission at or prior to the sales transactions (subparagraph (h)); and the seller has a bona fide intent to sell the securities within a reasonable time of the filing. Once two years have lapsed, assuming the holder of the securities is not an "affiliate" of the issuer, unlimited sales can be made without further compliance with the terms and provisions of Rule 144. All "restricted securities" of the Company have been held for in excess of one year.

In January, 2000, Richard K. Wulff, the Chief of the Securities and Exchange Commission's Office of Small Business, wrote a letter to Ken Worm, the Assistant Director of the OTC Compliance Unit of NASD Regulation, Inc. Many members of the securities community have come to refer to that letter as the "Wulff letter."

The Wulff letter was written in response to a request for guidance from Mr. Worm. In his request, Mr. Worm had referred to several situations in which non-affiliate stockholders of "blank check" issuers had sought to treat their shares as "free-trading" or unrestricted securities. As defined in the Wulff letter, a blank check company is "a development stage company that has no specific business plan or purpose or has indicated its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person."

Citing the concerns of the United States Congress and the Securities and Exchange Commission over potential fraud and market manipulations involving blank check companies, the Wulff letter stated that affiliates of blank check issuers, as well as transferees of their securities, are "underwriters" with respect to such securities. Accordingly, transactions in these companies' securities by promoters, affiliates or their transferees do not fall within the scope of the Rule 144 "safe harbor" resales for securities that have been beneficially owned for at least one year and that satisfy informational and certain other requirements of the Rule, or the Section 4(1) exemption from registration for resales under the Securities Act of 1933, as amended (the "Securities Act"), that exempts sales by persons other than "an issuer,
underwriter or a dealer."   As a result, it is the position of the Securities
and Exchange Commission that these securities may be resold by these persons only pursuant to registration under the Securities Act. According to the Wulff letter, this restriction would continue to apply even after the blank check company completes a merger or acquisition transaction with an operating entity.

Mr. Merrell has agreed not to publicly resell his securities (in any private sale, the purchaser would be required to acknowledge the following restrictions) without registration under the Securities Act; or the receipt of a "no action" letter from the Securities and Exchange Commission indicating that registration is not required and that there is an available exemption from registration under the Securities Act for the resale of these securities; or there is a declaratory judgment by a federal or state court indicating that registration is not required for resale of these securities and that there is an available exemption from registration under the Securities Act for the resale of these securities. A copy of the Registration Agreement signed by Mr. Merrell with us is attached to this Registration Statement an incorporated herein by reference. See Part III, Item 1.

These restrictions will also apply to transferees of Mr, Merrell's securities or any securities of persons who may be deemed to be our "affiliates," too.

Item 5.  Indemnification of Directors and Officers.

Section 16-10a-902(1) of the Utah Revised Business Corporation Act authorizes a Utah corporation to indemnify any director against liability incurred in any proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 16-10a-902(4) prohibits a Utah corporation from indemnifying a director in a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in a proceeding in which the director was adjudged liable on the basis that he or she improperly
received a personal benefit.   Otherwise, Section 16-10a-902(5) allows
indemnification for reasonable expenses incurred in connection with a proceeding by or in the right of a corporation.

Unless limited by the Articles of Incorporation, Section 16-10a-905 authorizes a director to apply for indemnification to the court conducting the proceeding
or another court of competent jurisdiction.   Section 16-10a-907(1) extends
this right to officers of a corporation as well.

Unless limited by the Articles of Incorporation, Section 16-10a-903 requires that a corporation indemnify a director who was successful, on the merits or otherwise, in defending any proceeding to which he or she was a party against
reasonable expenses incurred in connection therewith.   Section 16-10a-907(1)
extends this protection to officers of a corporation as well.

Pursuant to Section 16-10a-904(1), the corporation may advance a director's expenses incurred in defending any proceeding upon receipt of an undertaking and a written affirmation of his or her good faith belief that he or she has
met the standard of conduct specified in Section 16-10a-902.   Unless limited
by the Articles of Incorporation, Section 16-10a-907(2) extends this protection to officers, employees, fiduciaries and agents of a corporation as well.

Regardless of whether a director, officer, employee, fiduciary or agent has the right to indemnity under the Utah Revised Business Corporation Act,
Section 16-10a-908 allows the corporation to purchase and maintain insurance on his or her behalf against liability resulting from his or her corporate role.

                                PART F/S
Financial Statements.

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                        FINANCIAL STATEMENTS

                     DECEMBER 31, 2004 AND 2003

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]




                              CONTENTS

                                                                     PAGE

      Report of Independent Registered Public Accounting Firm         F-1


      Balance Sheet, December 31, 2004                                F-2


      Statements of Operations, for the years ended
        December 31, 2004 and 2003 and from the
        re-entering of development stage on June 23,
        1997 through December 31, 2004                                F-3


      Statement of Stockholders' Equity (Deficit), from
        the re-entering of development stage on
        June 23, 1997 through December 31, 2004                       F-4


      Statements of Cash Flows, for the years ended
        December 31, 2004 and 2003 and from the
        re-entering of development stage on June 23,
        1997 through December 31, 2004                                F-5


      Notes to Financial Statements                             F-6 - F-8

    REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Board of Directors
SOUVALL-PAGE AND COMPANY, INC.
Salt Lake City, Utah

We have audited the accompanying balance sheet of Souvall-Page and Company Inc. [a development stage company] at December 31, 2004 and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 2004 and 2003 and for the period from the re-entering of development stage on June 23, 1997 through December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Souvall-Page and Company, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 and for the period from the re-entering of development stage on June 23, 1997 through December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has no on-going operations and has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regards to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

/s/Pritchett, Siler & Hardy
PRITCHETT, SILER, & HARDY, P.C.


Salt Lake City, Utah
May 15, 2005

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                            BALANCE SHEET

                               ASSETS


                                                                December 31,
                                                                    2004
                                                                ___________
CURRENT ASSETS:
  Cash                                                          $         -
                                                                ___________
Total Current Assets
                                                                          -
                                                                ___________
                                                                $         -
                                                                ___________


          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable                                              $    3,100
  Related party advances                                            10,185
                                                                __________
        Total Current Liabilities                                   13,285
                                                                __________

STOCKHOLDERS' EQUITY (DEFICIT):
  Class A Common stock, no par value,
   50,000,000 shares authorized,
   661,906 shares issued and
   outstanding                                                     365,261
  Additional Paid-in Capital                                         3,699
  Retained (Deficit)                                              (302,161)
  Deficit accumulated during the
   development stage                                               (80,084)
                                                                __________
        Total Stockholders' Equity (Deficit)                       (13,285)
                                                                __________
                                                                $        -
                                                                __________


The accompanying notes are an integral part of this financial statement.

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                      STATEMENTS OF OPERATIONS

                                                                From the
                                                             re-entering of
                                            For the         Development Stage
                                           Year Ended           on June 23,
                                          December 31,        1997, Through
                              ____________________________     December 31,
                                        2004       2003            2004
                              _____________  _____________    _____________
REVENUE                       $           -  $           -    $           -
                              _____________  _____________    _____________

EXPENSES:
  General and administrative          1,118            260           80,084
                              _____________  _____________    _____________

LOSS FROM OPERATIONS                 (1,118)          (260)         (80,084)

CURRENT TAX EXPENSE                       -              -                -

DEFERRED TAX EXPENSE                      -              -                -
                              _____________  _____________    _____________
NET LOSS                      $      (1,118) $        (260)   $     (80,084)
                              _____________  _____________    _____________

LOSS PER COMMON SHARE         $        (.00) $        (.00)   $        (.14)
                              _____________  _____________    _____________




The accompanying notes are an integral part of these financial statements.

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

             STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

            FROM THE RE-ENTERING OF DEVELOPMENT STAGE ON

               JUNE 23, 1997 THROUGH DECEMBER 31, 2004


                                                                     Deficit
                                                                   Accumulated
                               Common Stock    Additional          During the
                          ____________________ Paid-in    Retained Development
                           Shares      Amount  Capital    (Deficit)   Stage
                          __________ _________ __________ _________ _________
BALANCE, June 23, 1997        15,595 $ 302,161 $        - $(302,161)$       -

Issued 31,000 shares of
common stock for services
rendered valued at $3,100,
or $.10 per share, August
1997                          31,000     3,100          -         -         -

Net loss for the period
ended December 31, 1997            -         -          -         -    (3,100)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 1997    46,595   305,261          -  (302,161)   (3,100)

Capital contribution               -         -      3,699         -         -

Issued 15,311 shares of
common stock for fractional
shares in conjunction with
reverse split, September
1998                          15,311         -          -         -         -

Issued 600,000 shares of
common stock for services
rendered valued at $60,000,
or $.10 per share,
September 1998               600,000    60,000          -         -         -

Net loss for the year ended
December 31, 1998                  -         -          -         -   (65,799)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 1998   661,906   365,261      3,699  (302,161)  (68,899)

Net loss for the year ended
December 31, 1999                  -         -          -         -    (6,189)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 1999   661,906   365,261      3,699  (302,161)  (75,088)

Net loss for the year ended
December 31, 2000                  -         -          -         -      (520)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 2000   661,906   365,261      3,699  (302,161)  (75,608)

Net loss for the year ended
December 31, 2001                  -         -          -         -      (343)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 2001   661,906   365,261      3,699  (302,161)  (75,951)

Net loss for the year ended
December 31, 2002                  -         -          -         -    (2,755)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 2002   661,906   365,261      3,699  (302,161)  (78,706)

Net loss for the year ended
December 31, 2003                  -         -          -         -      (260)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 2003   661,906   365,261      3,699  (302,161)  (78,966)

Net loss for the year ended
December 31, 2004                  -         -          -         -    (1,118)
                          __________ _________ __________ _________ _________
BALANCE, December 31, 2004   661,906 $ 365,261 $    3,699 $(302,161)$ (80,084)
                          __________ _________ __________ _________ _________

The accompanying notes are an integral part of this financial statement.

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                      STATEMENTS OF CASH FLOWS

                                                                From the
                                                             re-entering of
                                            For the         Development Stage
                                           Year Ended           on June 23,
                                          December 31,        1997, Through
                              ____________________________     December 31,
                                        2004       2003            2004
                              _____________  _____________    _____________
Cash Flows From Operating Activities:
  Net loss                    $      (1,118) $        (260)   $     (80,084)
  Adjustments to reconcile net
  loss to net cash used by
  operating activities:
    Stock issued for services             -              -           63,100
    Change in assets and liabilities:
      Increase in accounts payable      630              -            3,100
                                ___________    ___________    _____________
        Net Cash (Used) by
        Operating Activities           (488)          (260)         (13,884)
                                ___________    ___________    _____________

Cash Flows From Investing Activities:

        Net Cash (Used) by
        Investing Activities              -              -                -
                                ___________    ___________    _____________

Cash Flows From Financing Activities:
  Capital contributions                   -              -            3,699
  Related party advances                488            260           10,185
                                ___________    ___________    _____________
        Net Cash Provided by
        Financing Activities            488            260           13,884
                                ___________    ___________    _____________

Net Increase (Decrease) in Cash           -              -                -

Cash at Beginning of Year                 -              -                -
                                ___________    ___________    _____________

Cash at End of Year             $         -    $         -    $           -
                                ___________    ___________    _____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the periods for:
    Interest                    $         -    $         -    $           -
    Income taxes                $         -    $         -    $           -

Supplemental Schedule of Non-cash Investing and Financing Activities:
  From the re-entering of development stage on June 23, 1997 through December 31, 2004:
     In September 1998, the Company issued 600,000 shares of common stock for services rendered valued at $60,000.

     In August 1997, the Company issued 31,000 shares of common stock for services rendered in the amount of $3,100.



The accompanying notes are an integral part of these financial statements

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization - Souvall-Page and Company, Inc. ("the Company") was organized under the laws of the State of Utah on April 28, 1981 as Black Gold Resources, Inc. The Company went through a reorganization and change in control in 1987 and changed its name to Souvall-Page and Company, Inc. The Company was engaged in various projects. The Company had entered into several business acquisitions with subsidiaries and held various limited partnership interests. The operations of the Company were not successful and the Company discontinued the majority of its operations by 1988. In 1990, the Company had its corporate charters canceled by the State of Utah. In 1997 and 1998, the Company issued common stock which resulted in a change in control. The Company is considered to have re-entered into a new development stage on June 23, 1997. In 1998, the Company was also reinstated with the State of Utah. The Company presently has no on-going operations but is pursuing suitable business opportunities or acquisitions. Any acquisition transaction with an operating company will likely be structured similar to a reverse acquisition in which a controlling interest in the Company will be acquired by the successor operation. In such a transaction, the shareholders of the Company will likely own a minority interest in the combined company after the acquisition, and present management of the Company will likely resign and be replaced by the principals of the operating company.

     Development Stage - The Company is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.

     Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

     Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with SFAS No. 128 [See Note 6].

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

     Recently Enacted Accounting Standards   Statement of Financial
     Accounting Standards ("SFAS") No. 151, "Inventory Costs   an amendment
     of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate
     Time-Sharing Transactions   an amendment of FASB Statements No. 66 and
     67", SFAS No. 153, "Exchanges of Nonmonetary Assets   an amendment of
     APB Opinion No. 29", and SFAS No.123 (revised 2004), "Share-Based Payment", were recently issued. SFAS No. 151, 152, 153 and 123 (revised
     2004) have no current applicability to the Company or their effect on the financial statements would not have been significant.

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

     Restatement - In September 1998, the Company effected a 1,000-for-1 reverse stock split. The financial statements have been restated, for all periods presented, to reflect the stock split [See Note 2].

     Reclassification - The financial statements for years prior to December 31, 2004 have been reclassified to conform to the headings and classifications used in the December 31, 2004 financial statements.

NOTE 2 - CAPITAL STOCK

     Common Stock - The Company has authorized 50,000,000 shares of Class A common stock with no par value.

     In August 1997, the Company issued 31,000 shares of its previously authorized but unissued common stock for consulting services of $3,100. The stock issuance resulted in a change of control of the Company. The former officers and directors resigned and new officers and directors were appointed.

     In September 1998, the Company effected a 1,000-for-1 reverse stock split. No shareholder was to be reduced to less than 100 shares; therefore, an additional 15,311 shares were issued in conjunction with the reverse split. The financial statements have been restated, for all periods presented, to reflect this stock split.

     In September 1998, the Company issued 600,000 shares of its previously authorized, but unissued common stock for services valued at $60,000.

NOTE 3 - INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At December 31, 2004 and 2003, respectively, the Company has available unused operating loss carryforwards of approximately $80,100 and $79,000, which may be applied against future taxable income and which expire in various years through 2024.

     The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $12,000 and $11,800 as of December 31, 2004 and 2003, respectively, with an offsetting valuation allowance of the same amount resulting in a change in the valuation allowance of approximately $200 during the year ended December 31, 2004.

                   SOUVALL-PAGE AND COMPANY, INC.
                    [A Development Stage Company]

                    NOTES TO FINANCIAL STATEMENTS

NOTE 4 - RELATED PARTY TRANSACTIONS

     Advances - An officer/shareholder of the Company has paid expenses totaling $10,185 on behalf of the Company. The advances are due on demand and bear no interest.

     Capital Contributions - Certain officers and directors of the Company, or entities controlled by them, paid expenses on behalf of the Company in the amount of $3,699 during 1998. These have been accounted for as contributions to capital.

     Management Compensation - During the years ended December 31, 2004 and 2003, the Company did not pay any compensation to its officers and directors.

     Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his home as a mailing address, as needed, at no expense to the Company.

NOTE 5 - GOING CONCERN

     The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock or through a possible business combination with another company. There is no assurance that the Company will be successful in raising this additional capital or in establishing profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 6 - LOSS PER SHARE

     The following data shows the amounts used in computing loss per share:

                                                                From the
                                                             re-entering of
                                            For the         Development Stage
                                           Year Ended           on June 23,
                                          December 31,        1997, Through
                                      __________________     December 31,
                                        2004       2003            2004
                                      _________ ________    _____________
  Loss available to common shareholders
    (numerator)                       $  (1,118)$  (260)  $     (80,084)
                                      _________ _______   _____________
  Weighted average number of common
    shares outstanding used in loss
    per share during the period
    (denominator)                       661,906 661,906         560,928
                                      _________ _______   _____________


  Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted loss per share.

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

             UNAUDITED CONDENSED FINANCIAL STATEMENTS


                          JUNE 30, 2005

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]




                             CONTENTS

                                                                     PAGE


        Unaudited Condensed Balance Sheets, June 30,
             2005 and December 31, 2004                               F-3


        Unaudited Condensed Statements of Operations,
             for the three and six months ended June 30, 2005 and
             2004 and from the re-entering of development stage
             on June 23,1997 through June 30, 2005                    F-4



        Unaudited Condensed Statements of Cash Flows,
             for the six months ended June 30, 2005 and
             2004 and from the re-entering of development
             stage on June 23,1997 through June 30, 2005              F-5


        Notes to Unaudited Condensed Financial Statements       F-6 - F-9

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

                UNAUDITED CONDENSED BALANCE SHEETS


                              ASSETS

                                                     June 30,   December 31,
                                                       2005         2004
                                                   ___________   ___________
CURRENT ASSETS:
  Cash                                             $         -   $         -
                                                   ___________   ___________
        Total Current Assets                                 -             -
                                                   ___________   ___________
                                                   $         -   $         -
                                                   ___________   ___________

          LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


CURRENT LIABILITIES:
  Accounts payable                                 $     3,100   $     3,100
  Advance from related party                            10,645        10,185
                                                   ___________   ___________
        Total Current Liabilities                       13,745        13,285
                                                   ___________   ___________

STOCKHOLDERS' EQUITY (DEFICIT):
  Class A Common stock, no par value,
   50,000,000 shares authorized,
   661,906 shares issued and
   outstanding                                         365,261       365,261
  Additional Paid-in Capital                             3,699         3,699
  Retained (deficit)                                  (302,161)     (302,161)
Deficit accumulated during the
    development stage                                  (80,544)      (80,084)
                                                   ___________   ___________
        Total Stockholders' Equity (Deficit)           (13,745)      (13,285)
                                                   ___________   ___________
                                                   $         -   $         -
                                                   ___________   ___________



Note: The balance sheet at December 31, 2004 was taken from the audited financial statements at that date and condensed.

The accompanying notes are an integral part of these unaudited condensed financial statements.

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

           UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

                                                                From the
                                For the Three   For the Six   Re-entering of
                                Months Ended   Months Ended  Development Stage
                                    June 30,      June 30,      on June 23,
                            _________________ _________________ 1997 Through
                                2005    2004  2005      2004   June 30, 2005
                            ________ ________ ________ ________ _____________
REVENUE                     $      - $      - $      - $      - $          -
                            ________ ________ ________ ________ _____________
EXPENSES:
  General and administrative      50      160      460      488       80,544
                            ________ ________ ________ ________ _____________

LOSS FROM OPERATIONS             (50)    (160)    (460)    (488)     (80,544)

CURRENT TAX EXPENSE                -        -        -        -            -

DEFERRED TAX EXPENSE               -        -        -        -            -

                            ________ ________ ________ ________ _____________
NET LOSS                    $    (50)$   (160)$   (460)$   (488)$    (80,544)
                            ________ ________ ________ ________ _____________

LOSS PER COMMON SHARE       $   (.00)$   (.00)$   (.00)$   (.00)$       (.14)
                            ________ ________ ________ ________ _____________

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

           UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS


                                                                  From the
                                            For the Six        Re-entering of
                                             Months Ended    Development Stage
                                               June 30,        on June 23,
                                      _______________________   1997 Through
                                        2005           2004     June 30, 2005
                                      ____________ __________ _______________
Cash Flows from Operating Activities:
 Net loss                             $       (460)$     (488)$       (80,544)
 Adjustments to reconcile net loss to
 net cash used by operating activities:
  Stock issued for services rendered             -          -          63,100
  Changes in assets and liabilities:
   Increase in accounts payable                  -          -           3,100
                                      ____________ __________ _______________
     Net Cash (Used) by Operating
     Activities                               (460)      (488)        (14,344)
                                      ____________ __________ _______________

Cash Flows from Investing Activities             -          -               -
                                      ____________ __________ _______________
     Net Cash (Used) Provided by
     Investing Activities                        -          -               -
                                      ____________ __________ _______________

Cash Flows from Financing Activities:
 Capital contributions                           -          -           3,699
 Advances from related party                   460        488          10,645
                                      ____________ __________ _______________
     Net Cash Provided by Financing
     Activities                                460        488          14,344
                                      ____________ __________ _______________

Net Increase (Decrease) in Cash                  -          -               -

Cash at Beginning of period                      -          -               -
                                      ____________ __________ _______________

Cash at End of period                 $          - $        - $             -
                                      ____________ __________ _______________

Supplemental Disclosures of Cash Flow information:

  Cash paid during the period for:
  Interest                            $          - $        - $             -
  Income taxes                        $          - $        - $             -

Supplemental Schedule of Non-cash Investing and Financing Activities:

  From the re-entering of development stage on June 23, 1997 through June
  30, 2005:
     In September 1998, the Company issued 600,000 shares of common stock for services rendered valued at $60,000.

     In August 1997, the Company issued 31,000 shares of common stock for services rendered in the amount of $3,100.

The accompanying notes are an integral part of these unaudited condensed financial statements.

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Souvall-Page and Company, Inc. ("the Company") was organized under the laws of the State of Utah on April 28, 1981 as Black Gold Resources, Inc. The Company went through a reorganization and change in control in 1987 and changed its name to Souvall-Page and Company, Inc. The Company was engaged in various projects. The Company had entered into several business acquisitions with subsidiaries and held various limited partnership interests. The operations of the Company were not successful and the Company discontinued the majority of its operations by 1988. In 1990, the Company had its corporate charters canceled by the State of Utah. In 1997 and 1998, the Company issued common stock which resulted in a change in control. The Company is considered to have re-entered into a new development stage on June 23, 1997. In 1998, the Company was also reinstated with the State of Utah. The Company presently has no on-going operations but is pursuing suitable business opportunities or acquisitions. Any acquisition transaction with an operating company will likely be structured similar to a reverse acquisition in which a controlling interest in the Company will be acquired by the successor operation. In such a transaction, the shareholders of the Company will likely own a minority interest in the combined company after the acquisition, and present management of the Company will likely resign and be replaced by the principals of the operating company.

Condensed Financial Statements   The accompanying financial statements have
been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2005 and 2004 and for the periods then ended have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 2004 audited financial statements. The results of operations for the periods ended June 30, 2005 and 2004 are not necessarily indicative of the operating results for the full year.


Development Stage - The Company is considered a development stage company as defined in Statement of Financial Accounting Standards No. 7.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Loss Per Share - The computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with SFAS No. 128 [See Note 6].

Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [Continued]

Recently Enacted Accounting Standards   Statement of Financial Accounting
Standards ("SFAS") No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", SFAS No. 152, "Accounting for Real Estate Time-Sharing
Transactions   an amendment of FASB Statements No. 66 and 67", SFAS No. 153,
"Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29", and SFAS No.123 (revised 2004), "Share-Based Payment", were recently issued. SFAS No. 151, 152, 153 and 123 (revised 2004) have no current applicability to the Company or their effect on the financial statements would not have been significant.

Restatement - In September 1998, the Company effected a 1,000-for-1 reverse stock split. The financial statements have been restated, for all periods presented, to reflect the stock split [See Note 2].

Reclassification - The financial statements for years prior to June 30, 2005 have been reclassified to conform to the headings and classifications used in the June 30, 2005 financial statements.

NOTE 2 - CAPITAL STOCK

Common Stock - The Company has authorized 50,000,000 shares of class A common stock with no par value.

In August 1997, the Company issued 31,000 shares of its previously authorized but unissued common stock for consulting services of $3,100. The stock issuance resulted in a change of control of the Company. The former officers and directors resigned and new officers and directors were appointed.

In September 1998, the Company effected a 1,000-for-1 reverse stock split. No shareholder was to be reduced to less than 100 shares;
therefore, an additional 15,311 shares were issued in conjunction with the reverse split. The financial statements have been restated, for all periods presented, to reflect this stock split.

In September 1998, the Company issued 600,000 shares of its previously authorized, but unissued common stock for services valued at $60,000.

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the Company to provide a net deferred tax asset/liability equal to the expected future tax benefit/expense of temporary reporting differences between book and tax accounting methods and any available operating loss or tax credit carryforwards. At June 30, 2005 the Company has available unused operating loss carryforwards of approximately $80,500, which may be applied against future taxable income and which expire in various years through 2025.

  The amount of and ultimate realization of the benefits from the operating loss carryforwards for income tax purposes is dependent, in part, upon the tax laws in effect, the future earnings of the Company and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the loss carryforwards, the Company has established a valuation allowance equal to the tax effect of the loss carryforwards and, therefore, no deferred tax asset has been recognized for the loss carryforwards. The net deferred tax assets are approximately $12,100 and $12,000 as of June 30, 2005 and December 31, 2004, respectively, with an offsetting valuation allowance of the same amount resulting in a change in the valuation allowance of approximately $100 for the six months ended June 30, 2005.

NOTE 4 - RELATED PARTY TRANSACTIONS

  Advances - An officer/shareholder of the Company has paid expenses totaling $10,645 on behalf of the Company. The advances are due on demand and bear no interest.

  Capital Contributions - Certain officers and directors of the Company, or entities controlled by them, paid expenses on behalf of the Company in the amount of $3,699 during 1998. These have been accounted for as contributions to capital.

  Management Compensation - During the six months ended June 30, 2005 and 2004, the Company did not pay any compensation to its officers and directors.

  Office Space - The Company has not had a need to rent office space. An officer/shareholder of the Company is allowing the Company to use his home as a mailing address, as needed, at no expense to the Company.

  NOTE 5 - GOING CONCERN

  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America, which contemplate continuation of the Company as a going concern. However, the Company has no on-going operations and has current liabilities in excess of current assets. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through sales of its common stock or through a possible business combination with another company. There is no assurance that the Company will be successful in raising this additional capital or in establishing profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

                  SOUVALL-PAGE AND COMPANY, INC.
                  [A Development Stage Company]

        NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 6 - LOSS PER SHARE

  The following data shows the amounts used in computing loss per share:

                                                                From the
                                For the Three   For the Six   Re-entering of
                                Months Ended   Months Ended  Development Stage
                                    June 30,      June 30,      on June 23,
                            _________________ _________________ 1997 Through
                                2005    2004  2005      2004   June 30, 2005
                            ________ ________ ________ ________ _____________
   Loss available to common
   shareholders (numerator) $    (50)$   (160)$   (460)$   (488)$    (80,544)
                            ________ ________ ________ ________ _____________
   Weighted average number of
   common shares outstanding
   used in loss per share
   during the period
   (denominator)             661,906  661,906  661,906  661,906       567,168
                            ________ ________ ________ ________ _____________


  Dilutive loss per share was not presented, as the Company had no common equivalent shares for all periods presented that would effect the computation of diluted loss per share.

                             PART III

Item 1.   Index to Exhibits.

The following Exhibits were filed as a part of the initial Registration
Statement.

Item 2.   Description of Exhibits.

Exhibit
Number           Description
-------          -----------

 3.1             Articles of Incorporation dated April 22, 1981*

 3.2             Articles of Amendment dated February 2, 1988*

 3.3             By-Laws*

 3.4             By-Laws amendment*

 99              Registration Agreement of David C. Merrell*

*  Previously filed with our original Form 10-SB.

                            SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, there unto duly authorized.


                                            SOUVALL-PAGE AND COMPANY, INC.


Date: 9/26/2005                             By:/s/David C. Merrell
     -----------                               -----------------------
                                               David C. Merrell
                                               President and Director

Date: 9/26/2005                             By:/s/Todd D. Ross
     -----------                               -----------------------
                                               Todd D. Ross
                                               Secretary, Treasurer and
                                               Director